Filed by Max Capital Group Ltd. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule

14a-6 under the Securities Exchange Act of 1934, as amended. Subject

Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

June 4, 2009

Dear Max and IPC Shareholders,

Max Capital Group Ltd. (“Max”) and IPC Holdings, Ltd. (IPC) today announced that they have agreed to pay two cash dividends that deliver $2.50 per share to IPC shareholders following the closing of the IPC-Max merger. The first being $1.50 per share in cash payable to IPC shareholders of record as of June 15, 2009, and an additional $1.00 per share in cash payable to shareholders following closing of the transaction. Max shareholders will also receive a cash dividend of $1.00 per share in cash for each share of IPC following the closing of the transaction, which is equal to $0.64 for each share of Max prior to exchange from the closing of the transaction.

At the special meeting of shareholders of Max Capital Group Ltd. or the annual general meeting of shareholders of IPC Holdings, Ltd., each scheduled to be held on June 12, 2009, you will vote on proposals relating to the amalgamation of IPC and Max (the “IPC-Max Transaction”). Your vote is VERY important. Please read the joint proxy material carefully and vote FOR all the proposals relating to the IPC-Max Transaction on the WHITE card and return that card promptly.

The Boards of Directors of both companies firmly believe that the IPC-Max Transaction will create a world-class specialty insurer/reinsurer well positioned for long-term success and the ability to create superior shareholder value – with the added benefit of providing shareholders with an immediate cash component. The combined entity will have:

•	Enhanced strength, scope and scale, with approximately $3 billion of capital;
•	Diversification that will enable the company to achieve more consistent earnings and higher returns on equity;
•	Significant excess capital, after payment of the contingent cash dividends mentioned above, to deploy in new businesses or for capital management purposes;
•	Increased flexibility to take advantage of favorable pricing and underwriting developments;
•	Highly complementary businesses with limited overlap; and
•	A top-notch management team with proven ability, led by Marty Becker.

WHY IPC-MAX?

The IPC-Max Transaction creates shareholder value and is the result of a careful and thorough process conducted by each of the IPC and Max Boards of Directors, both charged with the goal of delivering superior value to their respective shareholders. For

IPC, the combination meets key criteria for enhancing shareholder value: greater scale and scope, diversification for IPC into non-correlated risks, preservation of the value of IPC’s existing franchise and increased management depth.

With all regulatory approvals in hand and with the newly announced contingent dividends, IPC and Max are well on the way to completing the transaction promptly following our June 12 meetings and to delivering both enhanced long-term value and immediate cash to shareholders.

THE BENEFITS OF IPC-MAX HAVE RECEIVED WIDESPREAD,

INDEPENDENT VALIDATION

As PROXY Governance stated: “To the extent that Validus does not offer as meaningful a business diversification [relative to Max, IPC] shareholders should expect little value growth from either the market’s reassessment of the business model or from the opportunity to redeploy . . . monoline-related risk-based capital currently required under the ratings agencies models… We believe shareholders will be better served by supporting the proposed transaction with Max Capital.”

Glass Lewis’ report concluded: “We believe the proposed merger between IPC and Max offers compelling strategic benefits for [IPC] and its shareholders… The combination with Max is expected to diversify [IPC’s] operations and earnings base, thereby reducing risk and earnings volatility… We believe shareholders should support the proposed transaction with Max.”

Further, the IPC-Max Transaction has received the strong endorsement of a number of sell-side research analysts with independent expertise in the insurance industry.

“[The IPC-Max Transaction] makes sense and would create value for [IPC] shareholders by virtue of its strong capital position and diversified business mix.” – Mark A. Dwelle, RBC Capital Markets

“The creation of a larger and well-capitalized company, with a more diversified book of business… and reduced earnings/capital volatility.” – Standard & Poors, after placing Max on CreditWatch with positive implications following the merger

The hostile offer by Validus, on the other hand, is inferior from a valuation standpoint, is fraught with uncertainty, and only serves the interests of Validus. Moreover, many analysts have expressed skepticism regarding Validus’s hostile bid:

“We do not like the potential IPCR merger for [Validus], as we believe the resulting combination would have too large a concentration of catastrophe exposed business (particularly heading into Atlantic hurricane season), as well as increased investment risk and an uncertain rating agency reaction.” – Dean Evans, Keefe, Bruyette & Woods

“We believe that the IPCR/MXGL merger represents a more natural fit [than Validus] and could have strategic advantages.” –Dan Farrell, Fox-Pitt Kelton

THE IPC-MAX TRANSACTION IS ON THE PATH TO A SPEEDY CLOSING

TO PROVIDE SUPERIOR VALUE

June 12, 2009 is next week. We encourage you to read the joint proxy material carefully and to vote FOR all the proposals relating to the IPC-Max Transaction on the WHITE card and to return that card promptly.

You can find more information about the Max special meeting of shareholders and the IPC-Max Transaction at www.maxcapgroup.com and the IPC annual general meeting of shareholders and the IPC-Max Transaction at www.ipcre.com.

Sincerely,

W. Marston (“Marty”) Becker

Chairman/CEO of Max Capital Group Ltd.

On behalf of Max Capital Group Ltd.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus of IPC and Max, which was first mailed to shareholders of IPC and Max on May 7, 2009. Additionally, a supplement to the definitive joint proxy statement/prospectus was filed with the SEC and was first mailed to shareholders of IPC and Max on June 4, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus or the supplement to the definitive joint proxy statement/prospectus that IPC and Max have filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.